January 21, 2022

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Science 37 Holdings, Inc.

Registration Statement on Form S-1
Filed November 5, 2021
Registration No. 333-260828

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on Tuesday, January 25, 2022, at 4:30 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as Science 37 Holdings, Inc. (the “Company”) or its counsel may request via telephone call to the staff. Please contact Erika Weinberg of Latham & Watkins LLP, counsel to the Company, at (212) 906-1297, or in her absence, Thomas Brandt of Latham & Watkins LLP at (713) 546-7486, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Sincerely yours,

Science 37 Holdings, Inc.

By:	/s/ Christine Pellizzari
Christine Pellizzari
General Counsel

cc:	David Coman, Chief Executive Officer, Science 37 Holdings, Inc.

Mike Zaranek, Chief Financial Officer, Science 37 Holdings, Inc.

Erika Weinberg, Latham & Watkins LLP

Thomas Brandt, Latham & Watkins LLP